MAKING FINANCIAL DREAMS A REALITY 2019 ANNUAL REPORT

One of the most difficult challenges a company fac - es throughout its existence is leadership transition . For a board, it is one of its most important respon - sibilities and the succession process can create ten - sion, uncertainty, and be downright risky . I’m very pleased to report that we successfully transitioned your Company’s leadership in May of 2019 . As you are aware, the shareholder performance and operating metrics of QCR Holdings, Inc . showed strong improvement throughout this transition pe - riod and for all of 2019 . I would like to express the Board’s appreciation to our past President and CEO Doug Hultquist for giving the Board plenty of ad - vance notice and good advice throughout this pro - cess . As important, I would like to say thanks to our new CEO Larry Helling and President Todd Gipple for their tremendous leadership as they kept the com - pany moving forward in all areas with virtually no disruption . The Board was also supportive of management’s difficult decision to exit the Rockford market . For various reasons, it was not possible for our Rock - ford bank charter to grow and achieve the operat - ing performance enjoyed elsewhere in our group of companies . We look forward to carefully redeploy - ing the proceeds in other growth opportunities . Finally, I am writing this message to you a couple of weeks into the global COVID - 19 situation . As of this moment, the level of uncertainty as to depth and duration is very high . We believe our business mod - el of putting customers first and local decision - mak - ing is the best way to serve customers during the uncertainty . Our organization is financially strong, our employees are strong, and you may not hear this from other companies, but we believe our cus - tomers are strong . We will work collaboratively with all of our stakeholders to see this thing through . On behalf of the entire board, we thank you for be - ing shareholders and please stay safe . PATRICK J. BAIRD Chair of the Board QCR HOLDINGS, INC. 1 A MESSAGE FROM OUR CHAIRMAN

2 QCR HOLDINGS, INC. For QCR Holdings, Inc . , 2019 was truly an incredible year . Not only did we achieve record net income, but we exceeded our financial targets in almost all areas of the business . Our strong results were driven by continued strong growth in loans, deposits and fee income along with exceptional credit quality . We believe that’s the power of a company built on relationships. When a team embraces a com - mon mission, vision and values - our employees, customers, communities and shareholders win. As we start 2020 with some uncertainties due to the COVID - 19 Pandemic, we remain optimistic about our future. We believe our recent performance puts us in a great position to come out of a volatile environment with positive results. We are steadfast in our focus on simple growth strategies across all charters, providing best in class service through operational excellence and helping our clients make their financial dreams come true. We’re truly excited by what’s ahead in 2020 and beyond. “ … that’s the power of a company built on relationships . ” arry J. Helling L Chief Executive Officer QCR Holdings, Inc. Todd A. Gipple President QCR Holdings, Inc.

3 QCR HOLDINGS, INC. Our Mission, Vision and Values serve as our North Star. It’s the definition of where we are headed and who we are as a company. With the growth of our business, which included several acquisitions, it felt like the right time to take a step back to eval - uate our Mission, Vision and Values with a fresh perspective . The good news is that with some minor adjustments, our values still hold true with one distinct addition to the list – Inclusion . We added “Inclusion” because we be - lieve a diverse, equitable and inclusive culture strengthens our ability to attract and retain the best people and makes us a better company . With this change and the adoption of our Diversity, Equity and Inclusion policy, our goal is to create a place where our people feel respected and valued every day . It will help make us a stronger and better performing company long into the future, but it’s also the right thing to do . MISSION We make financial dreams a reality. OU R OUR VISION Exceptional people providing extraordinary performance for our clients, shareholders and communities . OUR VALUES Passion Accountability Achievement Collaboration Innovation Inclusion A CLEAR MISSION, VISION, AND VALUES

4 QCR HOLDINGS, INC. OUR PERFORMANCE A RECORD BREAKING YEAR For QCR Holdings, Inc . , 2019 was our best year ever . Over the course of the year, we remained focused on our strategies and we were able to capitalize on the ongoing economic strength and healthy business conditions across our footprint . Our strong financial performance was highlighted by record net income and a solid increase in adjusted earnings per share . 2019 PERFORMANCE HIGHLIGHTS • Adjusted net income increased 26% • Tangible book value per share grew by 17% • After adjusting for one - time items, revenue grew by 26%, driven by record swap fee income and higher net interest income • Both loans and deposits grew organically, by over 10% for the year • Continued to gain market share across our charters, evidence that our clients value relationship - based community banking • Expanded our net interest margin during the second half of the year as our initiatives in this area gained traction • Our credit quality remains excellent with net charge - offs near zero and nonperforming assets declining again in 2019

5 QCR HOLDINGS, INC. 2015 2016 2017 2018 2019 Net interest income $76,296 $94,517 $116,065 $142,395 $ 155,559 Non - interest income 24,364 31,037 30,482 41,541 78,768 Non - interest expense (73,192) (81,486) (97,424) (119,143) (155,234) Pre - tax pre - provision net income 27,468 44,068 49,123 64,793 79,093 Provision for loan/lease losses (6,871) (7,478) (8,470) (12,658) (7,066) Net income before taxes 20,597 36,590 40,653 52,135 72,027 Income taxes (3,669) (8,903) (4,946) (9,015) (14,619) Net income $16,928 $27,687 $35,707 $43,120 $ 57,408 SUMMARY OF FINANCIAL RESULTS (in thousands) ROCKFORD BANK & TRUST DIVESTITURE Strategically, it was an important year for us as well . On November 30 , 2019 , we exited the Rockford, Illi - nois market with the sale of Rockford Bank & Trust (RB&T) . We were unable to reach acceptable levels of scale in that market and, consequently, experienced unsatisfactory levels of profitability . We recorded a $ 12 . 3 million gain on the sale pre - tax . Divesting of RB&T enables us to redeploy capital in our other more profitable markets to help drive con - tinued organic and acquisitive growth . The transaction also bolstered our capital levels and we expect to meaningfully improve several of our key performance metrics going forward as a result of the sale . *Comparison data excludes RB&T where noted .

6 QCR HOLDINGS, INC. ANNUAL KEY METRICS 2019 ADJUSTED NET INCOME GROWTH ADJUSTED EARNINGS PER SHARE GROWTH TANGIBLE BOOK VALUE PER SHARE GROWTH ORGANIC LOAN GROWTH WEALTH MAN A GEMENT NET INCOME GROWTH NPAs/ASSETS RETURN ON AVERAGE ASSETS RETURN ON AVERAGE TOTAL EQUITY ASSET GROWTH (MILLIONS) (1) Includes acquisition of Community State Bank (2) Includes acquisition of Guaranty Bank & Trust (3) Includes merger with Springfield Bancshares / acquisition of Bates Companies * Excluding Rockford Bank & Trust $800 $1000 $200 $0 $400 $600 $685 $610 $920 $468 2016 (1) 2017 (2) 2018 (3) 2019 BOOK VALUE VS. FAIR MARKET VALUE YEAR - END / COMMON STOCK (MILLIONS) BOOK VALUE FAIR MARKET VALUE 2019 $0 $800 $600 $200 $400 201 6 201 7 2018 OUR PERFORMANCE BY THE NUMBERS

GROSS LOANS/LEASES (MILLIONS)


12.31.19
$3,681
12.31.18
$3,320
12.31.17
$2,608
* Excluding RB&T
$0
$2,000
$4,000


Direct Financing Leases
$87.9
2%
Residential Real Estate
$239.9
7%
Installment & Consumer
$109.3
3%
Commercial Real Estate
$1,736.4
47%
$1,507.8
41%
Commercial & Industrial

Total: $3,681.3
(12/31/19)

TOTAL DEPOSITS (MILLIONS)


12.31.19
$3,911
12.31.18
$3,545
12.31.17
$2,884
* Excluding RB&T
$0
$2,000
$4,000


Brokered Deposits
$155.0
4%
Time Deposits
$571.3
15%
Noninterest-bearing
$777.2
20%
Interest-bearing
$2,407.5
61%

Total: $3,911.0
(12/31/19)

TOTAL ASSETS (MILLIONS)


12.31.19
$4,909
12.31.18
$4,441
12.31.17
$3,521
$0
$2,500
$5,000
* Excluding RB&T

QCR HOLDINGS, INC. 7

OUR PEOPLE



BRITTNEY
SVP, Retail Banking Manager
Cedar Rapids Bank & Trust

CEDAR RAPIDS BANK & TRUST

Starting as a teller right out of college, Brittney immediately knew helping people was her passion. Today, she manages retail banking at five branches and leads a team of about 50 people.

"I love retail and consumer banking because of the people," she said. "I thrive from helping clients and employees reach their goals."

Early in her career, her desire to get involved in the community led her to start teaching financial literacy to people who had recently filed bankruptcy. She started with small, monthly presentations and 12 years later she's given hundreds of presentations to more than 1,000 people in the area.

"It's so important to know how to make the right decisions to create a stable and secure financial future, from the time you start making money," she said. "Starting off creating financial goals is the key to financial success and I enjoy helping people start this process."

Her new goal? Help her team develop their careers by learning to teach the courses, too!

SFC BANK

When you grow up in Brandsville, Missouri (population 187), you know everyone in town. Maybe that's why Joe was drawn to banking – it's an industry where relationships matter.

"At the heart of it, you're tuning in to the needs of the families and businesses you support," said Joe. "And in a big 'small town' like Springfield, there are more than 40 different banks represented so your reputation is important."

After spending nearly a decade working for national and regional commercial banks, Joe brought his skill set to SFC Bank in order to better the community. "I have a love and admiration for business and I enjoy learning the intimate inner-workings of different kinds of companies," he said. "That knowledge helps me to continuously refine my approach in how I seek business and grow my portfolio. The entrepreneurial nature of my job is something I am very fond of."



JOE
VP, Commercial Banking
SFC Bank

8 QCR HOLDINGS, INC.

JEAN
Lease Admin Coordinator/Team Lead
m2 Lease Funds

m2 LEASE FUNDS

Jean is certainly not afraid to try new things – like the time her husband surprised her with a kayak for Mother's Day 15 years ago. "I thought, 'what am I going to do with that?'" she said. "And now it's one of my favorite hobbies."

When she joined m2 Lease Funds 12 years ago, she found herself again, venturing into new territory. "I didn't know equipment leasing was a thing," she explained. "Now, I help the team put together loans and leases for everything from phone systems to large construction vehicles."

Helping businesses of all sizes is very rewarding but the thing she enjoys most is the people and the culture. "It's a great place to work. We all work together toward the same goal, and that's easy when you really like the people you work with," she said.

QUAD CITY BANK & TRUST

At QCBT, the correspondent banking strategy is a bit of an enigma in the banking world. "We offer the same services as any of our charters, but our customers are financial institutions so we operate like a small bank within QCBT," explained Kate. "We help our customers be successful in their business but we also have the advantage of understanding their customers' needs, which is a unique value for them."

With degrees in English and Fashion Journalism, banking was not her planned career path, and yet it's truly been a perfect fit.

"I'm driven by stories and people. I want to learn as much as I can about my clients, so it's not unusual to know about their grandkids or vacation plans. That's important when you're building relationships," she said. "It feels great to know we're making financial dreams a reality for these smaller banks as well as their customers. Having that kind of impact on people's lives is rewarding."



KATE
VP, Correspondent Banking
Quad City Bank & Trust

QCR HOLDINGS, INC. 9

10 QCR HOLDINGS, INC. COMMUNITY BANK & TRUST From the moment you meet Tina, you feel the positive energy and passion she has for her work. As a branch manager and real estate lender, she oversees all real estate lending for the Cedar Valley. And she’s good at it. In 2018 she closed $1 million in home mortgage loans and in 2019 that number jumped to a record $4.3 million. “What I love most is helping customers get into a new home,” she said. “It’s exciting when the realtor hands over the keys to homeowners at the closing. I also feel honored that they’ve trusted me to help them with such an important purchase in their lives.” Tina said that helping people – of all income levels – get into a new home never gets old, “It doesn’t feel like work because I love what I do.” COMMUNITY STATE BANK As an operations assistant, Steven supports everything from deposit operations to procedure updates. “I enjoy the variety. I never get bored,” said Steven. Recently, Steven took a step outside of his regular job to help a customer who didn’t speak much English. “He had just lost a family member and needed to convert an account to the family estate to help pay for funeral expenses, but the language barrier was causing frustration during what was already a difficult time,” he said. Being fluent in Spanish, Steven was able to explain the process and information required . “At his request, I also con - tacted his attorney who was handling the estate and we were able to get it worked out for the family,” he said . Steven said helping others is one of the most rewarding parts of his job, but it’s also a part of the culture. “Working at CSB is such an easy and friendly environment and everyone knows your name. I really like that.” OUR PEOPLE

24,000 VOLUNTEER HOURS IN 2019

OUR EMPLOYEES GIVE BACK TO THE COMMUNITIES WE SERVE.



Employees in Cedar Rapids, Iowa keep the community clean by picking up litter in the city's "One bag challenge."



Our second favorite type of "bank," QCBT employees donate to the Mississippi Valley Regional Blood Center Bus.



SFC Bank employees collected donations for The Victim Center, an organization providing services to victims of violent and/or sexual crimes.



CRBT sponsors Movies on the Riverbank, a free family event series open to the public in downtown Cedar Rapids, Iowa.



In Waterloo,Iowa CBT employees roll up their sleeves for Habitat for Humanity.



QCBT hosted a "Dress for Success" community clothing drive after the organization lost their building and much of their inventory to flooding.



m2 employee Tracy Lemieux and her husband organized a bags tournament to raise scholarship money in honor of a dear friend.



CBT employees label books received through grants at Dr. Walter Cunningham Elementary.



CSB employees run a "No Shave November" campaign to raise donations for Hope Ministries.



CSB employees serve food at Bethel Mission Homeless Shelter in Des Moines, Iowa.

QCR HOLDINGS, INC. 11

12 QCR HOLDINGS, INC. 9 - Grow loans by 9 % per year, funded with core deposits We intend to continue to gain market share across our char - ters by capitalizing on the value that our clients place on rela - tionship - based community banking . Our goal is to organically grow loans and leases by 9 % per year and to fund this growth with a corresponding increase in our core deposits . 6 - Grow fee income no less than 6 % per year We will continue our efforts to diversify our revenue mix and develop more opportunities to increase profitability with con - tinued gains in noninterest income . Our goal is to grow our fee - based income by at least 6 % per year . 5 - Improve efficiencies and hold expense growth to 5 % We will increase focus on improving operational efficiencies and managing our noninterest expenses . Our goal is to limit our annual operating expense growth to no more than 5 % per year . Our performance in 2019 gave us incredible momentum entering into the new year. In 2020, we’ve set a simple and focused strategy for our future. 9 - 6 - 5 is our plan to continue to grow earnings and drive attractive long - term returns for our shareholders. OUR FUTURE A SIMPLE AND FOCUSED STRATEGY

13 QCR HOLDINGS, INC. OUR LEADERSHIP QCR HOLDINGS, INC. BOARD OF DIRECTORS MICHAEL L. PETERSON, BOARD MEMBER QCRH Board May 2013 - May 2020 GEORGE T. RALPH III, BOARD MEMBER RB&T Board Feb 2009 - Nov 2019 QCRH Board Feb 2015 - May 2020 A SPECIAL THANKS TO OUR RETIRING BOARD MEMBERS Our sincerest gratitude to Board members Michael L. Peterson and George T. Ralph III who will retire in May. Michael L. Peterson was Chairman of Community National Bancorporation and Community National Bank and was appointed to the QCR Holdings, Inc. Board following the merger in 2013. George T. Ralph III joined the Rockford Bank & Trust Board in 2009 and the QCR Holdings, Inc. Board in 2015. Thank you for your valuable insights and counsel. Larry J. Helling John - Paul E. Besong Michael L. Peterson Patrick S. Baird James M. Field George T. Ralph III Marie Zelnio Ziegler Todd A. Gipple Timothy B. O’Reilly Mary Kay Bates Mark C. Kilmer Donna J. Sorenson, J.D.

14 QCR HOLDINGS, INC. (Shown left to right) ANNE E. HOWARD Senior Vice President, Director of Human Resources, QCR Holdings, Inc. TODD A. GIPPLE President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc. LARRY J. HELLING Chief Executive Officer, QCR Holdings, Inc. and Cedar Rapids Bank & Trust JOHN H. ANDERSON President and Chief Executive Officer, Quad City Bank & Trust/Chief Deposit Officer, QCR Holdings, Inc. DANA L. NICHOLS Executive Vice President, Chief Lending Officer, QCR Holdings, Inc. QCR HOLDINGS, INC. MANAGEMENT CABINET

15 QCR HOLDINGS, INC. * As of February 1, 2020 QCR HOLDINGS, INC. LEADERSHIP TEAM Leadership Team includes all members of the Management Cabinet and the following: Reba K. Winter Executive Vice President, Chief Information Officer, QCR Holdings, Inc. Kurt A. Gibson President and Chief Executive Officer, Community State Bank John A. Rodriguez Executive Vice President, Operations and Cedar Rapids Bank & Trust Cashier Robert C. Fulp Chief Executive Officer, SFC Bank Kim K. Garrett Vice President, Corporate Communications and Investor Relations Manager Robert M. Eby Executive Vice President, Chief Credit Officer, QCR Holdings, Inc. James D. Klein President, Cedar Rapids Bank & Trust Stacey J. Bentley President and Chief Executive Officer, Community Bank & Trust

CONDENSED BALANCE SHEET A m ount Amount Cash and due from banks $ 76 , 254 $ 85,523 Federal funds sold and interest - bearing deposits 157 , 691 159 , 596 Securities 611 , 341 662 , 969 Net loans/leases 3 , 654 , 204 3 , 692 , 907 Intangibles 14 , 970 17 , 450 Goodwill 74 , 748 77 , 832 Assets held for sale 11 , 966 - Other assets 307 , 876 253 , 433 Total assets $ 4 , 909 , 050 $ 4,949,710 Total deposits $ 3 , 911 , 051 $ 3,977,031 Total borrowings 278 , 955 404 , 948 Liabilities held for sale 5 , 003 - Other liabilities 178 , 690 94 , 573 Total stockholders' equity 535 , 351 473 , 138 Total liabilities and stockholders' equity $ 4 , 909 , 050 $ 4,949,690 ANALYSIS OF LOAN DATA Loan/lease mix: As of December 31, December 31, 2019 2018 (dollars in thousands) Commercial and industrial loans $ 1,507,825 $ 1,429,410 Commercial real estate loans 1 , 736 , 396 1 , 766 , 111 Direct financing leases 87 , 869 117 , 968 Residential real estate loans 239 , 904 290 , 759 Installment and other consumer loans 109 , 352 119 , 382 Deferred loan/lease origination costs, net of fees 8 , 859 9 , 124 Total loans/leases $ 3,690,205 $ 3,732,754 Less allowance for estimated losses on loans/leases 36 , 001 39 , 847 Net loans/leases $ 3 , 654 , 204 $ 3,692,907 ANALYSIS OF SECURITIES DATA Securities mix: U.S. government sponsored agency securities $ 20,078 $ 36,411 Municipal securities 447 , 853 459 , 409 Residential mortgage - backed and related securities 120 , 587 159 , 249 Other securities 22 , 823 7 , 900 Total securities $ 611 , 341 $ 662,969 ANALYSIS OF DEPOSIT DATA Deposit mix: Noninterest - bearing demand deposits $ 777,224 $ 791,101 Interest - bearing demand deposits 2 , 407 , 502 2 , 204 , 206 Time deposits 571 , 343 704 , 903 Brokered deposits 154 , 982 276 , 821 Total deposits $ 3 , 911 , 051 $ 3,977,031 ANALYSIS OF BORROWINGS DATA Borrowings mix: Term FHLB advances $ 50,000 $ 76,327 Overnight FHLB advances 109 , 300 190 , 165 Wholesale structured repurchase agreements - 35 , 000 Customer repurchase agreements 2 , 193 2 , 084 Federal funds purchased 11 , 230 26 , 690 Subordinated notes 68 , 394 4 , 782 Junior subordinated debentures 37 , 838 37 , 670 Other - 32 , 250 Total borrowings $ 278 , 955 $ 404,968 16 QCR HOLDINGS, INC.

December 31, December 31, 2019 2018 (dollars in thousands, except per share data) INCOME STATEMENT Interest income $ 216,076 $ 182,879 Interest expense 60,517 40,484 Net interest income 155,559 142,395 Provision for loan/lease losses 7,066 12,658 Net interest income after provision for loan/lease losses $ 148,493 $ 129,737 Trust department fees $ 9,559 $ 8,707 Investment advisory and management fees 6,995 4,726 Deposit service fees 6,812 6,420 Gain on sales of residential real estate loans 2,571 901 Gain on sales of government guaranteed portions of loans 748 405 Swap fee income 28,295 10,787 Securities losses, net (30) - Earnings on bank - owned life insurance 1,973 1,632 Debit card fees 3,357 3,263 Correspondent banking fees 773 852 Gain on sale of assets and liabilities of subsidiary 12,286 - Other 5,429 3,848 Total noninterest income $ 78,768 $ 41,541 Salaries and employee benefits $ 92,063 $ 68,994 Occupancy and equipment expense 15,106 12,884 Professional and data processing fees 13,381 11,452 Acquisition costs - 1,795 Post - acquisition compensation, transition and integration costs 3,582 2,086 Disposition costs 3,325 - FDIC insurance, other insurance and regulatory fees 2,955 3,594 Loan/lease expense 1,097 1,544 Net cost of operation of other real estate 3,789 2,489 Advertising and marketing 4,548 3,552 Bank service charges 2,009 1,838 Losses on debt extinguishment 436 - Correspondent banking expense 836 821 CDI amortization 2,266 1,692 Goodwill impairment 3,000 - Other 6,841 6,402 Total noninterest expense $ 155,234 $ 119,143 Net income before taxes $ 72,027 $ 52,135 Income tax expense 14,619 9,015 Net income $ 57,408 $ 43,120 Basic EPS $ 3.65 $ 2.92 Diluted EPS $ 3.60 $ 2.86 Weighted average common shares outstanding 15,730,016 14,768,687 Weighted average common and common equivalent shares outstanding 15,967,775 15,064,730 For the Year Ended 17 QCR HOLDINGS, INC.

December 31, 2019 December 31, 2018 (1) Includes accumulated other comprehensive income (loss). (2) Includes accumulated other comprehensive income (loss) and excludes intangible assets. (3) LTM : Last twelve months. (4) TCE / TCA : tangible common equity / total tangible assets. (5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock - based compensation. (6) TEY : Tax equivalent yield. (7) Full - time equivalent employees decreased in 2019 due to the sale of subsidiary Rockford Bank & Trust (RB&T). (8) See GAAP to Non - GAAP reconciliations in the Company's 10 - K. (9) Excludes assets held for sale as of December 31, 2019. For the Year Ended (dollars in thousands, except per share data) COMMON SHARE DATA Common shares outstanding 15 , 828 , 098 15 , 718 , 208 Book value per common share (1) $33 . 82 $30 . 10 Tangible book value per common share (2) $28 . 15 $24 . 04 Closing stock price $43 . 86 $32 . 09 Market capitalization $694 , 220 $504 , 397 Market price / book value 129 . 69% 106 . 61% Market price / tangible book value 155 . 76% 133 . 49% Earnings per common share (basic) LTM (3) $3 . 65 $2 . 92 Price earnings ratio LTM (3) 12.02 x 10.98 x TCE / TA (4) 9 . 25% 7 . 78% CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Beginning balance $ 473 , 138 $ 353 , 287 Net income 57 , 408 43 , 120 Other comprehensive income (loss), net of tax 4 , 445 ( 3 , 206) Common stock cash dividends declared Proceeds from issuance of 9,400 shares of common stock as a result of the acquisition of Bates Companies (3,775) 400 (3,546) - Proceeds from issuance of 1,689,414 shares of common stock as a result of the merger with Springfield Bancshares, net of issuance costs of $106,237 - 80 , 531 Proceeds from issuance of 23,501 shares of common stock as a result of the acquisition of Bates Companies - 1 , 000 Other (5) 3 , 735 1 , 952 Ending balance $ 535 , 351 $ 473 , 138 REGULATORY CAPITAL RATIOS: Total risk - based capital ratio 13 . 33% 10 . 69% Tier 1 risk - based capital ratio 11 . 04% 9 . 77% Tier 1 leverage capital ratio 9 . 53% 8 . 87% Common equity tier 1 ratio 10 . 18% 8 . 89% KEY PERFORMANCE RATIOS AND OTHER METRICS Return on average assets (annualized) 1 . 12% 0 . 98% Return on average total equity (annualized) 11 . 31% 10 . 62% Net interest margin 3 . 31% 3 . 46% Net interest margin (TEY) (Non - GAAP)(6) (8) 3 . 45% 3 . 62% Efficiency ratio (Non - GAAP) (8) 66 . 25% 64 . 77% Gross loans and leases / total assets (9) 75 . 36% 75 . 41% Full - time equivalent employees (7) 697 755 AVERAGE BALANCES Assets $ 5 , 102 , 980 $ 4 , 392 , 121 Loans/leases 3 , 857 , 547 3 , 352 , 357 Deposits 4 , 228 , 207 3 , 602 , 219 Total stockholders' equity 507 , 409 405 , 973 18 QCR HOLDINGS, INC.

Fed funds sold $ 8 , 898 $ 204 2 . 29% $ 20 , 472 $ 338 1 . 65% Interest - bearing deposits at financial institutions 179 , 635 3 , 910 2 . 18% 66 , 275 1 , 267 1 . 91% Securities (1) 635 , 650 24 , 150 3 . 80% 659 , 017 23 , 621 3 . 58% Restricted investment securities 21 , 559 1 , 174 5 . 45% 22 , 023 1 , 093 4 . 96% Loans (1) Total earning assets (1) 3,857,547 193,365 5.01% $ 4,703,289 $ 222,803 4.74% 3,352,357 163,197 4.87% $ 4,120,144 $ 189,516 4.60% Interest - bearing deposits $ 2,443,989 $ 29 , 898 1 . 22% $ 2,043,314 $ 18 , 651 0 . 91% Time deposits 966 , 745 20 , 977 2 . 17% 766 , 020 12 , 024 1 . 57% Short - term borrowings 16 , 837 363 2 . 16% 19 , 458 293 1 . 51% Federal Home Loan Bank advances 108 , 536 2 , 895 2 . 67% 202 , 715 4 , 768 2 . 35% Other borrowings 13 , 563 512 3 . 77% 69 , 623 2 , 749 3 . 95% Subordinated notes 60 , 883 3 , 564 5 . 85% - - 0 . 00% Junior subordinated debentures Total interest - bearing liabilities 37,751 2,308 6.11% $ 3,648,304 $ 60,517 1.66% 37,578 1,999 5.32% $ 3,138,708 $ 40,484 1.29% Net interest income / spread (1) $ 162,286 3.08% $ 149,032 3 . 31% Net interest margin 3.31% 3 . 46% Net interest margin (TEY) (Non - GAAP) (1) (2) 3.45% 3 . 62% Adjusted net interest margin (TEY) (Non - GAAP) (1)(2) 3.36% 3 . 48% (1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 21% tax rate. (2) TEY: Tax equivalent yield. ANALYSIS OF NET INTEREST INCOME AND MARGIN For the Year Ended December 31, 2019 December 31, 2018 Average Interest Earned Average Yield Average Interest Earned Average Yield Balance or Paid or Cost Balance or Paid or Cost (dollars in thousands) December 31, 2019 December 31, 2018 * Nonrecurring items (after - tax) are calculated using an estimated effective tax rate of 21% with the exception of goodwill impairment which is not deductible for tax and gain on sale of subsidiary which has an estimated effective tax rate of 30.5%. (dollars in thousands) ADJUSTED NIM (TEY)* Net interest income (GAAP) $ 155,559 $ 142 , 395 Plus: Tax - equivalent adjustment 6,727 6 , 637 Net interest income - tax equivalent (non - GAAP) 162,286 149 , 032 Less: Acquisition accounting net accretion 4,344 5 , 527 Adjusted net interest income $ 157,942 $ 143 , 505 Average earning assets $ 4,703,289 $ 4 , 120 , 144 NIM (GAAP) 3 . 31% 3 . 46% NIM (TEY) (non - GAAP) 3 . 45% 3 . 62% Adjusted NIM (TEY) (non - GAAP) 3 . 36% 3 . 48% ADJUSTED NET INCOME Net income (GAAP) $ 57,408 $ 43 , 120 Less nonrecurring items (post - tax)(*): Income: Securities losses, net $ (22) $ - Gain on sale of assets and liabilities of subsidiary 8,539 - Total nonrecurring income (non - GAAP) $ 8,517 $ - Expense: Losses on debt extinguishment $ 345 $ - Goodwill impairment 3 , 000 - Disposition costs 2 , 627 - Acquisition costs - 1 , 645 Tax expense on expected liquidation of RB&T BOLI 790 - Post - acquisition compensation, transition and integration costs 2,828 1 , 647 Total nonrecurring exxpense (non - GAAP) $ 9,590 $ 3 , 292 Adjusted net interest income (non - GAAP) $ 58,481 $ 46 , 412 EFFICIENCY RATIO Noninterest expense (GAAP) $ 155,234 $ 119 , 143 Net interest income (GAAP) $ 155,559 $ 142 , 395 Noninterest income (GAAP) 78,768 41 , 541 Total income $ 234,327 $ 183 , 936 Efficiency ratio (noninterest expense/total income) (non - GAAP) 66 . 25% 64 . 77% 19 QCR HOLDINGS, INC.

35 40 30 25 20 15 10 5 0 - 5 1/1/19 1/15/19 1/29/19 2/12/19 2/26/19 3/12/19 3/26/19 4/9/19 4/23/19 5/7/19 5/21/19 6/4/19 6/18/19 7/2/19 7/16/19 7/30/19 8/13/19 8/27/19 9/10/19 9/24/19 10/8/19 10/22/19 11/5/19 11/19/19 12/3/19 12/17/19 2019 Stock Price Performance Annual % Increase QCR Holdings - +37.4% KBW Nasdaq Bank Index - +31.8% S&P 500 - +28.5% STOCK LISTING INFORMATION The common stock of QCR Holdings, Inc . is traded on the Nasdaq Global Market under the symbol “QCRH” . The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held: Wednesday, May 20, 2020 at 8:00 am CDT Quad City Bank & Trust Lobby 3551 Seventh Street, Moline, IL 61265 Stockholders interested in information may contact: Shellee R. Showalter Senior Vice President, Director of Investor Services & Compensation QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.743.7760 Annual Report on Form 10 - K Copies of the QCR Holdings, Inc. annual report on Form 10 - K and exhibits filed with the Securities and Exchange Commission are available to stockholders without charge by accessing our internet site at www.qcrh.com or by writing or calling: Nick W. Anderson Senior Vice President, Chief Accounting Officer QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.743.7707 Stock Transfer Agent Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent by phone at 866.741.7520 and registrar by writing: American Stock Transfer & Trust Company, LLC Operations Center 6201 15th Avenue, Brooklyn, NY 11219 Investor Information Stockholders, investors, and analysts interested in additional information may contact: Todd A. Gipple President, Chief Operating Officer and Chief Financial Officer QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.743.7745 Kim K. Garrett Vice President, Corporate Communications and Investor Relations Manager QCR Holdings, Inc. 500 First Avenue NE, Cedar Rapids, IA 52401 319.743.7006 Independent Registered Public Accounting Firm RSM US LLP, Davenport, IA Corporate Counsel Lane & Waterman LLP, Davenport, IA Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL Internet Information Information on our subsidiaries’ history, locations, products and services can be accessed on the internet at: www.qcbt.com, www.crbt.com, www.communitybt.com, www.bankcsb.com, www.sfcbank.com and www.m2lease.com DIVIDEND INFORMATION Record Payment Amount Date Date Per Share 03/15/19 04/03/19 $ .06 06/21/19 07/03/19 $ .06 09/20/19 10/02/19 $ .06 12/20/19 01/02/20 $ .06 20 QCR HOLDINGS, INC.

OUR LOCATIONS Quad City Bank & Trust Moline, Illinois Cedar Rapids Bank & Trust Cedar Rapids, Iowa Community Bank & Trust Waterloo, Iowa Community State Bank Ankeny, Iowa SFC Bank Springﬁeld, Missouri m2 Lease Funds Brookﬁeld, Wisconsin 3551 Seventh Street Moline, IL 61265 www.qcrh.com Copyright © 2020 4 STATES 4 CHARTERS 25 FACILITIES 700+ EMPLOYEES